Exhibit 99.1

BAYTEX CONFIRMS MONTHLY DIVIDEND FOR JUNE AT $0.10 PER SHARE
AND THE ADDITION OF A PREMIUM DIVIDEND™ COMPONENT
TO ITS DIVIDEND REINVESTMENT PLAN

CALGARY, ALBERTA (June 15, 2015) - Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) reports that a cash dividend of $0.10 per common share in respect of June operations will be paid on July 15, 2015 to shareholders of record on June 30, 2015. The ex-dividend date is June 26, 2015. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

The U.S. dollar equivalent dividend amount is approximately US$0.0813 per share assuming a foreign exchange rate of $0.8127 USD/CAD. The actual U.S. dollar equivalent dividend for shareholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent dividend will be based on the exchange rate in effect on the record date and paid net of applicable Canadian withholding taxes.

The annualized dividend of $1.20 per share represents a dividend yield of approximately 5.8% based on the closing price of our common shares on the Toronto Stock Exchange on June 12, 2015 of $20.63.

Premium Dividend™ and Dividend Reinvestment Plan

Baytex has added a Premium Dividend™ Component (as defined below) to its existing Dividend Reinvestment Plan (the "Previous Plan"). The amended and restated plan is called the Premium Dividend™ and Dividend Reinvestment Plan (the "Amended Plan"). The Premium Dividend™ Component of the Amended Plan provides eligible shareholders with the option of receiving a cash payment equal to 101% of their dividends.

“The addition of a Premium Dividend™ Component to our dividend reinvestment plan is a prudent measure intended to provide us with access to low cost equity capital while offering additional flexibility to shareholders” commented James Bowzer, President and Chief Executive Officer. “We will actively monitor participation rates in the Amended Plan and will maintain or restrict access depending on our needs.”

Amended Plan Components

The Amended Plan provides eligible shareholders of Baytex with two dividend reinvestment options:

(1)	unchanged from the Previous Plan, dividends can be reinvested in new shares of Baytex issued at a 3% discount to the average market price, with the new shares

TM denotes trademark of Canaccord Genuity Corp.

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being credited to the participating shareholder’s account (the "Dividend Reinvestment Component"); and

(2)
dividends can be reinvested in new shares of Baytex issued at a 3% discount to the average market price, with the new shares being exchanged for a cash payment equal to 101% of the reinvested dividend amount (the "Premium Dividend™ Component").

Eligibility

Shareholders who are residents of Canada are eligible to participate in the Dividend Reinvestment Component and the Premium Dividend™ Component, while residents of the United States or an individual who is otherwise a “US Person” under applicable United States securities laws are only eligible to participate in the Dividend Reinvestment Component. Shareholders who are resident in any jurisdiction other than Canada or the United States may participate in the Dividend Reinvestment Component and the Premium Dividend™ Component only if their participation is permitted by the laws of the jurisdiction in which they reside and if Baytex, in its sole discretion, is satisfied that such participation would not be subject to additional legal or regulatory requirements.

Enrollment

A shareholder who was enrolled in the Dividend Reinvestment Component of the Previous Plan will be deemed to be enrolled in the Dividend Reinvestment Component of the Amended Plan without any further action on their part. Eligible registered shareholders can enroll in either component of the Amended Plan or change their election as to which component they wish to participate in by completing an enrollment form and returning it to Valiant Trust Company. Eligible beneficial shareholders, being those shareholders whose shares are held through a broker, investment dealer, financial institution or other nominee, who wish to enroll in the Amended Plan or change their election as to which component they wish to participate in, must contact their broker, investment dealer, financial institution or other nominee and provide them with enrollment instructions.

To be enrolled in either component of the Amended Plan for a specific dividend, a shareholder must be enrolled at least five (5) business days prior to the record date for such dividend. Once enrolled in either component of the Amended Plan, a shareholder will remain enrolled until they take steps to terminate their participation in the Amended Plan or enroll their shares in the other component of the Amended Plan.

Eligible shareholders are not required to participate in the Amended Plan. Those shareholders who were not participants in the Previous Plan or have not elected to participate in the Amended Plan will continue to receive their monthly cash dividends.

Record Dates

The June dividend announced in this press release and payable to Shareholders on July 15, 2015 has a record date of June 30, 2015. This record date is consistent with those under the Previous Plan. However, on a go-forward-basis, the record dates for future dividends will be set approximately 7 days earlier than under the Previous Plan in order to facilitate operation of the Premium Dividend™ Component of the Amended Plan. Baytex will continue to publish the dividend record and payment dates on our website at www.baytexenergy.com.

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Costs

No commissions, service charges or similar fees are payable by the participating shareholders in connection with the purchase of shares from treasury under either component of the Amended Plan. All administrative costs of the Amended Plan will be paid by Baytex. Shareholders who wish to participate in the Amended Plan indirectly through brokers, investment dealers, financial institutions or other similar nominees through which their shares are held should consult such nominees to confirm whether commissions, service charges or similar fees are payable.

General

Baytex reserves the right to limit the number of shares issued under the Amended Plan on any particular dividend payment date. No assurances can be made that shares will be made available under the Amended Plan on a monthly basis, or at all.

Accordingly, participation may be pro-rated in certain circumstances. If on any dividend payment date, Baytex decides not to issue shares under the Amended Plan or the availability of new shares is less than the amount to be issued in respect of all shares enrolled in the Amended Plan, then participants will be entitled to receive from Baytex the full amount of the regular dividend for each common share in respect of which the dividend is payable but is not reinvested under the Amended Plan.

Participation in the Previous Plan or the Amended Plan does not relieve shareholders of any liability for taxes that may be payable in respect of dividends reinvested in new shares or shares sold under either plan. Shareholders should consult their tax advisors concerning the tax implications of their participation in the Amended Plan having regard to their particular circumstances.

This news release only provides a summary of some of the terms of the Amended Plan. The Amended Plan, and not this news release, defines the terms and conditions of the plan and the rights of eligible participants in the Amended Plan. In particular and consistent with the Previous Plan, the Amended Plan provides that Baytex may from time to time change the discount at which shares are issued from treasury pursuant to the Dividend Reinvestment Component or have dividends reinvested in shares purchased on the open market at no discount to the market price. In each case, a press release would be issued prior to such change coming into effect.

A complete copy of the Amended Plan, together with a related series of Questions and Answers, are available on the Valiant Trust Company website at www.valianttrust.com/investor-services, can be obtained by calling Valiant Trust Company at 1‑866-313-1872 or is available on the Baytex website at www.baytexenergy.com.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 82% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

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All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com